March 17, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Attention: Ryan Sutcliffe

RE:	Leader Funds Trust (the “Trust”) – Response to SEC Comments with regard to the Reorganization of the Leader High Quality Low Duration Bond Fund (the “Target Fund”) into the Leader Total Return Fund (the “Destination Fund”) Filed on Form N-14 (the “Information Statement/Prospectus”)

Dear Mr. Sutcliffe:

On February 8, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Information Statement/Prospectus. On February 16, 2021 and March 8, 2021, Ms. Megan Miller and you, respectively, provided verbal comments to me relating to the Information Statement/Prospectus. This letter responds to those comments. For your convenience and reference, I have summarized the comments and responses below. Contemporaneously with this letter, the Trust is submitting via EDGAR a pre-effective amendment to the Information Statement/Prospectus that incorporates the responses below.

General

1.	Comment: Complete all missing information in the Information Statement/Prospectus.

Response: The Registrant has completed all missing information.

Information Statement/Prospectus

2.	Comment: The Staff does not agree with the Registrant’s determination that the Reorganization may be effected without approval of shareholders of the Target Fund pursuant to Rule 17a-8(a)(3) under the Investment Company Act of 1940 (the “1940 Act”). The staff’s deems an increase in the management fee to be a material change to the investment advisory agreement that requires shareholder approval under Section 14 of the 1940 Act. The staff is not persuaded by the argument that the lower service fees under “Other Expenses” is sufficient to offset the increase in the management fee because these other service fees are subject to change frequently and do not require shareholder approval. The Registrant can either add the approval of the higher management fee to the proxy statement or lower the management fee for the Destination Fund to match the Target Fund’s advisory fee.

Response: Leader Capital Corp. (the “Adviser”) has agreed to lower the management fee for the Destination Fund to 0.65%, the same as the management fee for the Target Fund. Because of this change, the Registrant believes that it may continue with the Reorganization without shareholder approval under Rule 17a-8.

3.	Comment: Within the Information Statement/Prospectus, the Registrant states “… the Combined Fund has better prospects for growth than the Target Fund…” Revise this statement to make it clear that this is an opinion and indicate whose opinion it is.

Response: The Registrant has revised the statement throughout the Information Statement/Prospectus to indicate that it is the Adviser’s opinion that the Combined Fund has better prospects for growth than the Target Fund.

4.	Comment: Please add disclosure regarding the Board’s consideration of the increase in the management fee and the benefits to the Adviser with the management fee structure for the Combined Fund.

Response: Because the Adviser has decided to reduce the management fee, there is no longer a need for disclosure of the consideration of an increase in the management fee.

5.	Comment: Please explain supplementally if an expense cap was contemplated or considered for the Combined Fund.

Response: The Adviser has previously indicated that it does not want to enter into an expense limitation agreement at this time.

6.	Comment: Regarding the cost of the Reorganization, please provide supplementally the date that the net assets were used to determine the split between shareholders of the Target Fund and shareholders of the Destination Fund.

Response: The date used to determine the split if the fees was November 30, 2020. Per the staff’s request, the Registrant will use a more recent asset level for determining the fee table information and the sharing of the Reorganization expenses.

7.	Comment: Provide comparative net asset information as of a more recent date.

Response: The Registrant has updated the net asset information as of February 28, 2021.

8.	Comment: Note in the Question and Answer section and throughout the Information Statement/Prospectus that one class of the Combined Fund will have a higher net expense ratio and state the expected net expense ratio for each class of the Combined Fund when discussing the fee ratios.

Response: The Registrant has updated the fee information accordingly.

9.	Comment: Please confirm supplementally that the Target Fund will not be doing any repositioning in advance of the Reorganization. If the Target Fund is expected to be repositioning assets in advance of the Reorganization, please revise the disclosure in the Information Statement/Prospectus to include brokerage expenses, if material.

Response: The Adviser has represented to the Trust that the Target Fund will not conduct any portfolio repositioning before the Reorganization. Therefore, the Target Fund is not expected to incur any material brokerage or other expenses relating to the Reorganization.

10.	Comment: The Target Fund and the Destination Fund have different duration and rating limits for their investments. Please note these differences in the Comparison of the Funds’ Investment Objective(s) and Principal Investment Strategies section of the Information Statement/Prospectus. Please revise the disclosure to indicate that the strategies are similar and discuss the key differences.

Response: The Registrant has added the requested disclosure.

11.	Comment: Confirm supplementally that the fees and expenses under Item 3(a) of Form N-14 are current. The Staff has requested that the fees be as current as possible.

Response: The Registrant confirms that the fees and expenses under Item 3(a) of Form N-14 are current and reflect contractual changes with service providers and the Funds’ recent asset levels.

12.	Comment: Please provide a supplemental explanation as to why Other Expenses for the Destination Fund are so high. Additionally, please supplementally discuss what is being done contractually to lower the fees.

Response: The Destination Fund must pay minimum fees and expenses to certain service providers, such as the Fund Administrator, Fund Accountant, Transfer Agent, and Chief Compliance Officer. Given the amount of these minimum fees and the size of the Fund, the Other Expenses ratio appears high. The Adviser, on behalf of the Trust, has recently renegotiated some of these agreements to lower the fees paid by the Funds to certain service providers.

13.	Comment: Please remove the brackets throughout the Information Statement/Prospectus.

Response: The Registrant has removed the brackets.

14.	Comment: Please note that the fees for the Combined Fund were updated to reflect the new contractual terms being implemented for the Reorganization.

Response: Footnote 1 to the fee table addresses the staff’s comment.

15.	Comment: Please revise the footnotes to the Annual Fund Operating Expenses table for Investor Class shares to correspond with the correct line item.

Response: The Registrant has corrected the footnote references in the table.

16.	Comment: Under Item 4(a) of Form N-14, please describe the effect of any capital loss carryforwards and capital gain distributions on the Target Fund. Please also disclose any significant tax impact of portfolio repositioning on the Target Fund.

Response: The Trust has revised this disclosure.

17.	Comment: Under Item 3(c) of Form N-14, please provide a brief narrative comparison of the risks of the Target Fund and the Destination Fund. Please also move the Comparison of the Funds’ Principal Risks section to follow the Comparison of the Funds’ Investment Objective(s) and Principal Investment Strategies section.

Response: The Registrant has made the requested changes.

18.	Comment: Please correct any references to “other Classes of shares” throughout the Information Statement/Prospectus as each Fund only has one other class of shares.

Response: The Registrant has corrected the references.

19.	Comment: Please provide more specificity on the reasons for the Reorganization throughout the Information Statement/Prospectus.

Response: The Registrant has added the following disclosure to the reasons for the Reorganization. “Due to market conditions for fixed-income securities, both Funds have seen substantial redemptions in the past year, which has threatened their viability. By combining the Funds, which have similar strategies and portfolios, shareholders can still maintain exposure to a fixed-income strategy but with lower expenses.”

20.	Comment: Please remove the typographical error in the second line of Item 1 under Fundamental and Non-Fundamental Investment Policies of the Funds.

Response: The Registrant has corrected the typographical error.

21.	Comment: Add a footnote describing the Pro Forma Adjustments to the Investor Class Shares in the Capitalization table.

Response: The Registrant has added a footnote to that item.

22.	Comment: Footnote (c) to the Capitalization Table was missing. Please update the table accordingly.

Response: The Registrant has updated the table.

23.	Comment: Based on Staff Legal Bulletin 19, please provide a fulsome discussion of the substance of the tax opinion in the Information Statement/Prospectus.

Response: The Registrant has revised the discussion in the Information Statement/Prospectus.

24.	Comment: In the Financial Highlights for Institutional Class shares of the Target Fund, please correct footnote 4.

Response: The Registrant has corrected the footnote.

25.	Comment: Provide Beneficial Ownership information for shareholders known by the Trust to own beneficially 5% or more of the outstanding shares of each Fund as of a more recent date in the pre-effective amendment to the N-14. Additionally, please confirm if there are any 5% beneficial owners of the Investor Shares of the Destination Fund and add them if necessary.

Response: The Registrant has provided updated information.

Statement of Additional Information

26.	Comment: In the heading for the Pro Forma State of Assets and Liabilities, the name of the Target Fund has a typographical error. Please correct it.

Response: The Registrant has corrected the heading.

27.	Comment: In the notes to the financial statements, please confirm and include the following as of November 30, 2020: “All the investments held by the Target Fund will comply with the investment guidelines and restrictions of the Destination Fund.”

Response: The Registrant confirms the statement and added it Note 2 (Basis of the Combination).

28.	Comment: The heading for the Portfolio of Investments (Unaudited) should refer to both Funds, not just the Total Return Fund

Response: The Registrant has corrected the heading.

29.	Comment: Note 2 (Basis of the Combination), please confirm that the statement “the expense structure of the Total Return Fund is expected to remain in place” is materially correct given the proposed change in the management fee.

Response: Because the Adviser has decided to reduce the management fee, the statement is material correct in all respects.

Part C: Other Information and Signatures

30.	Comment: Please add to the Part C: Other Information an undertaking that says the Registrant will file the final tax opinion via EDGAR.

Response: The Registrant has added the requested undertaking.

31.	Comment: The Form N-14 must be signed by the comptroller or principal accounting officer. Please adjust accordingly.

Response: John Lekas also serves as the Principal Accounting Officer of the Trust. We have revised the signature page accordingly.

32.	Comment: The Power of Attorney referenced in the signature page is older than six months and does not specifically contemplate this transaction. Please provide an updated Power of Attorney.

Response: The Registrant has updated the Power of Attorney to be filed with the pre-effective amendment to the N-14.

* * *

Please contact me at (513) 629-9482 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA